**Impact X Partners , LLC**
**Statement of Changes in Members' Equity**
**From October 2, 2019 (Inception) to December 31, 2019**
**(Unaudited)**

| | Members' Capital | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| **Balance, October 2, 2019 (Inception)** | $ - | $ - | $ - |
| Capital contribution from members | 200,000 | | 200,000 |
| Net loss | | (44,231) | (44,231) |
| **Balance, December 31, 2019** | $ 200,000 | $ (44,231) | $ 155,769 |